[redacted]

SECI 09055490 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65208

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pinnacle Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4700 Falls of the Neuse Road, Suite 390
(No. and Street)

Raleigh	NC	27609
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Paciorek 919-850-0888
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor, Tillery & Roberts, LLP
(Name – *if individual, state last, first, middle name*)

P.O. Box 18068	Raleigh	NC	27619
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 26 2009
Washington, DC
111

SEC Ma [redacted]
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Paciorek, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pinnacle Capital Markets, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

~~Mc~~ Managing Director

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Independent Auditors' Report

The Members
Pinnacle Capital Markets, LLC:

We have audited the accompanying consolidated balance sheets of Pinnacle Capital Markets, LLC and subsidiary (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in members' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Batchelor, Tillery & Roberts, LLP

February 24, 2009

PINNACLE CAPITAL MARKETS, LLC

Consolidated Balance Sheets

December 31, 2008 and 2007

Assets		2008	2007
Current assets:			
Cash and cash equivalents	$	2,499,448	1,040,352
Accounts receivable - trade		1,392,280	1,250,463
Other receivables		75,093	95,879
Prepaid expenses		9,800	13,845
Total current assets		3,976,621	2,400,539
Property and equipment, net		29,718	26,338
Other assets		54,816	54,816
	$	4,061,155	2,481,693
Liabilities and Members' Equity			
Current liabilities:			
Accounts payable		158,545	176,589
Accrued commissions, fees, and other liabilities		2,767,195	1,036,303
Total current liabilities		2,925,740	1,212,892
Contingencies			
Members' equity		1,135,415	1,268,801
	$	4,061,155	2,481,693

See accompanying notes to consolidated financial statements.

PINNACLE CAPITAL MARKETS, LLC

Consolidated Statements of Income

Years ended December 31, 2008 and 2007

	2008	2007
Revenues	$ 26,533,516	12,885,453
Operating expenses:		
Commission and fees	21,436,777	8,628,761
Clearing fees	1,384,714	1,141,959
Technology	1,032,915	1,042,386
Salaries and wages	419,144	292,475
Professional fees	32,865	23,178
Office	105,472	66,314
Travel and entertainment	68,886	54,457
Regulatory fees and licenses	25,244	16,026
Rent	63,960	62,586
Insurance	48,342	37,021
Depreciation	7,604	6,447
Taxes	38,373	30,937
Miscellaneous	124,730	34,465
	24,789,026	11,437,012
Income from operations	1,744,490	1,448,441
Interest income	3,553	14,413
Net income	$ 1,748,043	1,462,854

See accompanying notes to consolidated financial statements.

PINNACLE CAPITAL MARKETS, LLC

Consolidated Statements of Changes in Members' Equity

Years ended December 31, 2008 and 2007

Members' equity, December 31, 2006	$ 1,574,531
Net income	1,462,854
Distributions	(1,768,584)
Members' equity, December 31, 2007	1,268,801
Net income	1,748,043
Distributions	(1,881,429)
Members' equity, December 31, 2008	$ 1,135,415

See accompanying notes to consolidated financial statements.

PINNACLE CAPITAL MARKETS, LLC

Consolidated Statements of Cash Flows

Years ended December 31, 2008 and 2007

		2008	2007
Cash flows from operating activities:			
Net income	$	1,748,043	1,462,854
Adjustments to reconcile net income			
to net cash provided by operating activities:			
Depreciation		7,604	6,447
Changes in operating assets and liabilities:			
Accounts receivable - trade		(141,817)	(467,252)
Other receivables		20,786	(24,675)
Prepaid expenses		4,045	(9,437)
Accounts payable		(18,044)	111,677
Accrued commissions, fees, and other liabilities		1,730,892	365,960
Net cash provided by operating activities		3,351,509	1,445,574
Cash flows from investing activities - capital expenditures		(10,984)	(15,021)
Cash flows from financing activities-members' distributions		(1,881,429)	(1,768,584)
Net increase (decrease) in cash and cash equivalents		1,459,096	(338,031)
Cash and cash equivalents, beginning of year		1,040,352	1,378,383
Cash and cash equivalents, end of year	$	2,499,448	1,040,352

See accompanying notes to consolidated financial statements.

(1) Organization and Significant Accounting Policies

Organization

The Company was organized as Pinnacle Capital Markets, LLC (the "Company") under the laws of the state of North Carolina on September 30, 2003, to provide investment services to investors as a securities broker-dealer. The Company is licensed to operate in six states. Currently, the Company is only operating in North Carolina. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company's securities are cleared through a clearing broker-dealer. The Company does not maintain customer's security accounts nor does it perform custodial functions related to customer securities.

The Company's wholly-owned subsidiary, Pinnacle Capital Futures, LLC, is an introducing futures dealer which engages in offering electronic futures trading to its intended client base.

Revenue Recognition

The Company recognizes revenue from securities transactions on a trade-date basis.

Basis of Presentation

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Pinnacle Capital Markets, LLC and its wholly-owned subsidiary, Pinnacle Capital Futures, LLC, after elimination of all significant intercompany accounts and transactions.

Cash and Cash Equivalents

For purposes of the consolidated financial statements, cash and cash equivalents include cash, deposits in interest-bearing accounts, and other financial instruments with original maturities of less than three months.

Accounts Receivable

The Company writes off doubtful receivables in amounts equal to the estimated collection losses that will be incurred. No allowance is required for 2008 or 2007.

(1) Organization and Significant Accounting Policies, Continued

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets, which are generally three to seven years.

Expenditures for repairs and maintenance are charged to expense as incurred. The costs of major renewals and betterments are capitalized. The cost and related accumulated depreciation of property and equipment are removed from the accounts upon retirement or other disposition and any resulting gain or loss is reflected in operations for the period.

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes whereby its earnings and losses are included in the tax returns of the members. The consolidated financial statements, therefore, do not reflect a provision for income taxes.

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109, "Accounting for Income Taxes". FIN 48 created a single model to address accounting for uncertain income tax positions and established a minimum recognition threshold a tax position must meet before being recognized in the financial statements. In December 2008, the FASB delayed the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has deferred adoption of FIN 48 until its 2009 financial statements. Management anticipates that the adoption of FIN 48 will not have a material impact on the Company's financial statements.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000 per bank. Amounts on deposit in excess of this limit as of December 31, 2008 and 2007 were $2,164,769 and $747,928, respectively.

(2) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2008 and 2007, respectively, the Company had net capital, as defined, of $871,198 and $932,925 which was $621,198 and $682,925 in excess of required net capital ($250,000), and its ratio of aggregate indebtedness to net capital was 3.3 to 1 and 1.3 to 1.

(3) Lease Commitments

The Company originally leased office space in August 2005 under a lease agreement that expired November 1, 2008. The Company extended the lease through October 31, 2011 at a monthly rate of $3,999 with a scheduled annual increase of 3%. The future payments on the non-cancelable operating lease are as follows:

Year ending December 31,	
2009	$ 48,226
2010	49,664
2011	42,420
	140,310

(4) Property and Equipment

Property and equipment consist of the following:

	2008	2007
Computer equipment	$ 32,631	24,877
Office equipment	13,326	12,263
Office furniture	8,193	6,026
	54,150	43,166
Less accumulated depreciation	(24,432)	(16,828)
	$ 29,718	26,338

(5) Related Party Transactions

The Company transacts business with two companies, RND Enterprises ("RND") and Pinnacle Capital Commodities, dba PCC ("PCC") which are owned by individuals with ownership positions in the Company. Commissions paid to both companies during 2008 and 2007 were $1,074,272 and $1,364,560, respectively.

PINNACLE CAPITAL MARKETS, LLC

Supplemental Schedules of Computation and Reconciliation of Net Capital in Accordance with Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2008 and 2007

		2008	2007
Total assets	$	4,061,155	2,481,693
Deduct: Aggregate indebtedness		(2,925,740)	(1,212,892)
Net equity		1,135,415	1,268,801
Add: Excluded indebtedness		-	-
Add: Subordinated liabilities		-	-
Deduct: Non-liquid assets		(94,533)	(95,302)
Deduct: Non-allowable ownership equity		(166,512)	(233,207)
Deduct: Securities haircuts		(3,172)	(7,367)
Net capital	$	871,198	932,925
Capital requirements:			
Broker-dealer	$	250,000	250,000
Net capital in excess of requirements		621,198	682,925
Net capital as above	$	871,198	932,925
Net capital per December 31 FOCUS report (unaudited)	$	871,198	932,925
Adjustments		-	-
Adjusted net capital, December 31	$	871,198	932,925

PINNACLE CAPITAL MARKETS, LLC

Supplemental Schedules of Computation and Reconciliation of
Net Capital in Accordance with Rule 15c3-3 of the
Securities and Exchange Commission

December 31, 2008 and 2007

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

The Members
Pinnacle Capital Markets, LLC:

In planning and performing our audit of the financial statements of Pinnacle Capital Markets, LLC (the Company), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of consolidated financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and any other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

February 24, 2009

PINNACLE CAPITAL MARKETS, LLC

Consolidated Financial Statements
and Internal Control Report

December 31, 2008 and 2007

(With Independent Auditors' Report Theron)